UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2) *

THRESHOLD PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001

(Title of Class of Securities)

885807 20 6

(CUSIP Number)

February 21, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 885807 20 6	13G/A	Page 2 of 9

1.	NAMES OF REPORTING PERSONS FRAZIER HEALTHCARE VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 1,951,632 -
	6.	SHARED VOTING POWER - 0 -
	7.	SOLE DISPOSITIVE POWER - 1,951,632 -
	8.	SHARED DISPOSITIVE POWER - 0 -
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,951,632
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.8%(1)
12.	TYPE OF REPORTING PERSON PN

(1)	The percentage is calculated based on 49,128,475 shares of Common Stock outstanding on October 31, 2011 as reported in the Issuer’s Form 10-Q filed on November 3, 2011.
(2)	The number of shares of Common Stock beneficially owned by the Reporting Persons includes 1,951,632 shares of Common Stock issuable upon the conversion of warrants to purchase shares of Common Stock.

CUSIP No. 885807 20 6	13G/A	Page 3 of 9

1.	NAMES OF REPORTING PERSONS FHM VI, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 1,951,632 -
	6.	SHARED VOTING POWER - 0 -
	7.	SOLE DISPOSITIVE POWER - 1,951,632 -
	8.	SHARED DISPOSITIVE POWER - 0 -
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,951,632
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.8%(1)
12.	TYPE OF REPORTING PERSON OO

(1)	The percentage is calculated based on 49,128,475 shares of Common Stock outstanding on October 31, 2011 as reported in the Issuer’s Form 10-Q filed on November 3, 2011.
(2)	The number of shares of Common Stock beneficially owned by the Reporting Persons includes 1,951,632 shares of Common Stock issuable upon the conversion of warrants to purchase shares of Common Stock.

CUSIP No. 885807 20 6	13G/A	Page 4 of 9

1.	NAMES OF REPORTING PERSONS FHM VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 1,951,632 -
	6.	SHARED VOTING POWER - 0 -
	7.	SOLE DISPOSITIVE POWER - 1,951,632 -
	8.	SHARED DISPOSITIVE POWER - 0 -
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,951,632
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.8%(1)
12.	TYPE OF REPORTING PERSON PN

(1)	The percentage is calculated based on 49,128,475 shares of Common Stock outstanding on October 31, 2011 as reported in the Issuer’s Form 10-Q filed on November 3, 2011.
(2)	The number of shares of Common Stock beneficially owned by the Reporting Persons includes 1,951,632 shares of Common Stock issuable upon the conversion of warrants to purchase shares of Common Stock.

CUSIP No. 885807 20 6	13G/A	Page 5 of 9

Item 1	(a).	Name of Issuer:

Threshold Pharmaceuticals, Inc. (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

Threshold Pharmaceuticals, Inc. 1300 Seaport Boulevard, Suite 500 Redwood City, CA 94063

Item 2	(a).	Name of Persons Filing:

This statement is filed on behalf of the following persons with respect to shares of Common Stock beneficially owned by such persons:

(i) FHM VI, L.L.C., a Delaware limited liability company (“FHM VI, L.L.C.”), with respect to the shares of Common Stock of the Issuer held by Frazier Healthcare VI, L.P. (“FH VI”). FHM VI, L.L.C. is the general partner of FHM VI, L.P. (“FHM VI”), which is the general partner of FH VI. FHM VI, L.L.C. may be deemed to beneficially own the securities held by FH VI.

(ii) FHM VI with respect to shares of Common Stock of the Issuer held by FH VI. FHM VI is the general partner of FH VI and may be deemed to beneficially own the securities held by FH VI.

(iii) FH VI with respect to shares of Common Stock of the Issuer that it holds directly.

The foregoing persons are hereinafter referred to collectively as the “Reporting Persons.”

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

601 Union Street, Suite 3200 Seattle, WA 98101

Item 2	(c).	Citizenship:

FHM VI, L.L.C. is a limited liability company organized under the laws of the State of Delaware.

FHM VI, L.P. is a limited partnership organized under the laws of the State of Delaware.

FH VI is a limited partnership organized under the laws of the State of Delaware.

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”).

Item 2	(e).	CUSIP Number:

885807 20 6

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1 (b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

	(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13(d)-1(b)(1)(ii)(J), please specify the type of institution: .

CUSIP No. 885807 20 6	13G/A	Page 6 of 9

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

FHM VI

(a) Amount beneficially owned:

1,951,632

(b) Percent of class:

3.8%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

1,951,632

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

1,951,632

(iv) Shared power to dispose or to direct the disposition of

0

FH VI

(a) Amount beneficially owned:

1,951,632

(b) Percent of class:

3.8%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

1,951,632

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

1,951,632

(iv) Shared power to dispose or to direct the disposition of

0

FHM VI, L.L.C.

(a) Amount beneficially owned:

1,951,632

(b) Percent of class:

3.8%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

1,951,632

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

1,951,632

(iv) Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Items 2(a) and 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 885807 20 6	13G/A	Page 7 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2012	FHM VI, L.L.C.

	By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Manager

FHM VI, L.P.
By: FHM VI, L.L.C., its general partner

	By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Manager

FRAZIER HEALTHCARE VI, L.P.
By: FHM VI, L.P., its general partner
By: FHM VI, L.L.C., its general partner

	By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Manager

CUSIP No. 885807 20 6	13G/A	Page 8 of 9

Index Exhibit

SCHEDULE 13G/A

Exhibit Number	Exhibit Description

1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 23, 2012.

FHM VI, L.L.C.

By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Manager

FHM VI, L.P.
By: FHM VI, L.L.C., its general partner

	By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Manager

FRAZIER HEALTHCARE VI, L.P.
By: FHM VI, L.P., its general partner
By: FHM VI, L.L.C., its general partner

	By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Manager